SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G/A
                                (Rule 13d-102)

                              (AMENDMENT NO. 1)*


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)



                          Speechworks International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  84764M 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this / / statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 Pages

(SC13G-07/99)

CUSIP No. 84764M 10 1                   13G/a                  Page 2 of 6 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
           Charles River VII GP, LP
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           04-3246399

           Charles River Partnership VII, LP
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           04-3246379
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          203,562
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            203,562
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     203,562

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      0.006%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

                       PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 84764M 10 1                   13G/A                  Page 3 of 6 Pages



________________________________________________________________________________
Item 1(a).  Name of Issuer:

                Speechworks International, Inc.

________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:

                695 Atlantic Avenue
                Boston, Massachusetts  02111

________________________________________________________________________________
Item 2(a).  Name of Person Filing:

                Charles River VII GP LP and Charles River Partnership VII, LP

________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:

                The address of the principle business office of Charles River VII GP, LP and Charles River Partnership VII, LP is Charles River Ventures, 1000 Winter Street, Suite 3300, Waltham, MA 02451.

________________________________________________________________________________
Item 2(c).  Citizenship:

                Charles River VII GP LP and Charles River Partnership VII, LP are limited partnerships organized under the laws of the State of Delaware.

________________________________________________________________________________
Item 2(d).  Title of Class of Securities:

                Common stock

________________________________________________________________________________
Item 2(e).  CUSIP Number:

                          84764M 10 1

________________________________________________________________________________
Item 3.     Not Applicable

CUSIP No. 84764M 10 1                   13G/A                  Page 4 of 6 Pages

________________________________________________________________________________
Item 4.  Ownership.

     (a)  Amount beneficially owned:

          Charles River VII GP, LP and Charles River Partnership VII, LP may be deemed to beneficially own 203,562 shares of common stock as of December 31, 2001.

     (b)  Percent of class:

          Charles River VII GP, LP and Charles River Partnership VII, LP, may be deemed to own 0.006%.

          The percentages in this Report assume that the number of shares of Common Stock issued and outstanding is 32,327,012, as reported in the Issuer's Report on Form 10-Q filed November 14, 2001

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:

                Charles River VII GP, LP and Charles River Partnership VII, LP
                 -  0.

          (ii)  Shared power to vote or to direct the vote:

                Charles River Partnership VII, LP and Charles River VII GP, LP - 203,562.

          (iii) Sole power to dispose or to direct the disposition:

                Charles River VII GP, LP and Charles River Partnership VII, LP
                  -  0.


          (iv)  Shared power to dispose or to direct the disposition:

                Charles River VII GP, LP and Charles River Partnership VII, LP - 203,562.


Item 5.  Ownership of Five Percent or Less of a Class.


                If this statement is being filed to report the fact that as of February 12, 2001 each reporting persons has ceased to be the beneficial owner of more than five percent of the Common Stock of the issuer, check the following [X].

________________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

          Not Applicable.

________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not Applicable.

________________________________________________________________________________
Item 8.  Identification  and  Classification  of Members of the Group.

          Not Applicable.

________________________________________________________________________________
Item 9.  Notice of Dissolution of Group.

          Not Applicable.

________________________________________________________________________________
Item 10.  Certifications.

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

          By signing below the undersigned certifies that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.